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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           EOTT ENERGY PARTNERS, L.P.

                                 SEC FILE NUMBER
                                     1-12872

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                           NOTIFICATION OF LATE FILING

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                                  CUSIP NUMBER
                                    294103106

                                  (CHECK ONE):
     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

For Period Ended:  March 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

Full Name of Registrant             EOTT Energy Partners, L.P.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

                                    2000 West Sam Houston Parkway South
                                    Suite 400

City, State and Zip Code

                                    Houston, Texas 77042

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Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition portion thereof, could not be filed within the prescribed time period.

         EOTT Energy Partners, L.P. ("EOTT") is unable to file its Quarterly Report on Form 10-Q for the period ending March 31, 2002 because EOTT has not completed and filed its Annual Report on Form 10-K for the period ending December 31, 2001. As previously disclosed in a Form 12b-25 filed on April 2, 2002, we were unable to timely file our 10-K because of the withdrawal of Arthur Andersen LLP, the time necessary to select new independent accountants, and the time required for completion of our 2001 Annual Report on Form 10-K.

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Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification

             Lori L. Maddox              713                  993-5200
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                (NAME)               (AREA CODE)         (TELEPHONE NUMBER)


         (2) Have all other periodic reports required under Section 13 or 15(d) the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) filed? If answer is no, identify report(s).

[ ] Yes [X] No

Form 10-K for the period ending December 31, 2001.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No


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             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        EOTT expects that it will report the following change in its net income for the first quarter of 2002 compared to the comparable period for the prior year. We expect to report a net loss of approximately $2.3 million or $0.08 per diluted unit for the first quarter of 2002 compared to net income before the cumulative effect of accounting changes of $5.3 million or $0.19 per diluted unit for the first quarter of 2001. The primary factors resulting in decreased net income, when compared to the same period in 2001, are significantly weaker market conditions experienced in the crude oil gathering industry compared to the comparable period for the prior year as well as reductions in our marketing activities and lease volumes purchased and transported in the first quarter of 2002 due to increased requests for credit from our suppliers, primarily as a result of the Enron bankruptcy.

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                           EOTT Energy Partners, L.P.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                      EOTT ENERGY PARTNERS, L.P.
                                      (A Delaware limited partnership)
                                      (Registrant)
                                      By:  EOTT ENERGY CORP., as General Partner

Date:  May 16, 2002                   By:   /s/ Lori Maddox
                                           -------------------------------------
                                      Name:    Lori Maddox
                                      Title:   Vice President and Controller
                                               (Principal Accounting Officer)


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